Exhibit 99.1

Canadian Solar Reports Second Quarter 2014 Results

Guelph, Ontario, August 13, 2014 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Solar module shipments were 646 MW, compared to 500 MW in the first quarter of 2014 and to second quarter guidance in the range of 600 MW to 630 MW.

•                  Net revenue was $623.8 million, compared to $466.3 million in the first quarter of 2014 and to second quarter guidance in the range of $560 million to $590 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 32.6% compared to 27.4% in the first quarter of 2014.

•                  Gross margin was 19.0%, compared to 14.7% in the first quarter of 2014 and to second quarter guidance in the range of 17% to 19%.

•                  Net income attributable to Canadian Solar in the second quarter of 2014 was $55.8 million, or $0.95 per diluted share, compared to $3.8 million, or $0.07 per diluted share, in the first quarter of 2014.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $788.3 million, compared to $781.0 million at the end of the first quarter of 2014.

•                  Net cash used in operating activities was $44.3 million, compared to net cash used in operating activities of $153.7 million in the first quarter of 2014.

•                  During the quarter, the Company closed the sale of one solar power plant in Ontario, Canada to an affiliate of Concord Green Energy valued at over C$60 million.

•                  During the quarter, the Company entered into an engineering, procurement and construction (“EPC”) agreement with Kingston Solar LP, a solar energy partnership formed by Samsung Renewable Energy Inc. (“Samsung”), for the construction of a 140 MW DC utility-scale solar power plant, which is expected to generate revenue of over C$300 million for Canadian Solar.

Second Quarter 2014 Results

Net revenue for the second quarter of 2014 was $623.8 million, up 33.8% from $466.3 million in the first quarter of 2014 and up 64.0% from $380.4 million in the second quarter of 2013.  Total solar module shipments in the second quarter of 2014 were 646 MW, compared to 500 MW in the first quarter of 2014 and 455 MW in the second quarter of 2013.  Solar module shipments in the second quarter of 2014 included 70 MW used in the Company’s total solutions business, compared to 49 MW in the first quarter of 2014 and 35 MW in the second quarter of 2013.

By geography, in the second quarter of 2014, sales to the Americas represented 55.5% of net revenue, sales to Asia and other markets represented 29.8% of net revenue, and sales to Europe represented 14.7% of net revenue, compared to 43.6%, 50.4% and 6.0%, respectively, in the first quarter of 2014 and 37.8%, 51.6% and 10.6%, respectively, in the second quarter of 2013.

	Q2 2014		Q1 2014		Q2 2013
	US$M	%	US$M	%	US$M	%
The Americas	346.0	55.5	203.4	43.6	143.9	37.8
Asia and others	186.2	29.8	234.7	50.4	196.3	51.6
Europe	91.6	14.7	28.2	6.0	40.2	10.6
Total	623.8	100.0	466.3	100.0	380.4	100.0

Gross profit in the second quarter of 2014 was $118.2 million, compared to $68.6 million in the first quarter of 2014 and $48.7 million in the second quarter of 2013.  The sequential and year-over-year increase in gross profit was primarily due to higher module shipments, higher module average selling price (“ASP”), lower module manufacturing cost and higher revenue contribution from the Company’s total solutions business.  Gross margin in the second quarter of 2014 was 19.0%, compared to 14.7% in the first quarter of 2014 and 12.8% in the second quarter of 2013.

Total operating expenses were $50.5 million in the second quarter of 2014, up 20.2% from $42.0 million in the first quarter of 2014 and 38.7% from $36.4 million in the second quarter of 2013.

Selling expenses were $29.5 million in the second quarter of 2014, up 19.1% from $24.7 million in the first quarter of 2014 and 47.7% from $20.0 million in the second quarter of 2013.  The sequential and year-over-year increase in selling expenses was primarily due to higher labor costs and the increase in module shipments.

General and administrative expenses were $18.2 million in the second quarter of 2014, up 23.1% from $14.7 million in the first quarter of 2014 and 35.0% from $13.5 million in the second quarter of 2013.  The sequential increase in general and administrative expenses was primarily due to higher legal and consulting expenses as well as higher labor costs as a result of annual salary adjustments and an increase in headcount to support revenue growth.  The year-over-year increase in general and administrative expenses was primarily due to the reversal of a bad debt expense as well as higher labor costs.

Research and development expenses were $2.9 million in the second quarter of 2014, compared to $2.5 million in the first quarter of 2014 and $3.0 million in the second quarter of 2013.

Operating margin was 10.9% in the second quarter of 2014, compared to 5.7% in the first quarter of 2014 and 3.2% in the second quarter of 2013.

Interest expense was $12.8 million in the second quarter of 2014, compared to $12.0 million in the first quarter of 2014 and $9.9 million in the second quarter of 2013.  The sequential increase in interest expense was primarily due to higher bank borrowings as well as the fact that interest on the convertible senior notes issued in the first quarter of 2014 accrued for a full quarter.

Interest income in the second quarter of 2014 was $3.6 million, compared to $2.8 million in the first quarter of 2014 and $3.2 million in the second quarter of 2013.

The Company recorded a loss on change in fair value of derivatives of $3.2 million in the second quarter of 2014, compared to a loss on change in fair value of derivatives of $7.4 million in the first quarter of 2014 and a gain on change in fair value of derivatives of $1.8 million in the second quarter of 2013.  Net foreign exchange gain in the second quarter of 2014 was $7.6 million compared to a net foreign exchange gain of $0.9 million in the first quarter of 2014 and a net foreign exchange loss of $20.5 million in the second quarter of 2013.

Income tax expense in the second quarter of 2014 was $8.3 million, compared to income tax expense of $7.3 million in the first quarter of 2014 and income tax benefit of $5.1 million in the second quarter of 2013.

Net income attributable to Canadian Solar in the second quarter of 2014 was $55.8 million, or $0.95 per diluted share, compared to net income of $3.8 million, or $0.07 per diluted share, in the first quarter of 2014, and net loss of $12.6 million, or $0.29 per diluted share, in the second quarter of 2013.

Financial Condition

The Company had $788.3 million of cash, cash equivalents and restricted cash as of June 30, 2014, compared to $781.0 million as of March 31, 2014.

Accounts receivable, net of allowance for doubtful accounts, at the end of the second quarter of 2014 were $382.8 million, compared to $343.7 million at the end of the first quarter of 2014.  Accounts receivable turnover was 62 days in the second quarter of 2014, compared to 71 days in the first quarter of 2014.

Inventories at the end of the second quarter of 2014 were $441.7 million, compared to $376.4 million at the end of the first quarter of 2014.  Inventory turnover was 77 days in the second quarter of 2014, compared to 74 days in the first quarter of 2014.

Accounts and notes payable at the end of the second quarter of 2014 were $756.2 million, compared to $665.0 million at the end of the first quarter of 2014.

Short-term borrowings at the end of the second quarter of 2014 were $876.3 million, compared to $801.4 million at the end of the first quarter of 2014.  Long-term debt at the end of the second quarter of 2014 was $150.1 million, compared to $163.5 million at the end of the first quarter of 2014.  Senior convertible notes totaled $150 million at the end of the second quarter of 2014, unchanged from the end of the first quarter of 2014.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $250.6 million at the end of the second quarter of 2014.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our second quarter shipments and revenue came in above the high end of our guidance led by strong module demand out of Japan, Germany, the UK and the US, as well as progress in the build-out of our utility-scale solar projects in Canada.  Gross margin in the second quarter improved significantly to 19.0% compared to 14.7% in the first quarter of 2014, reflecting solid execution of our total solutions business strategy, as well as higher module ASP and shipment volume.  We believe we remain one of the solar industry’s best positioned companies given our diverse manufacturing footprint and advanced-stage project pipeline in Canada, Japan, the U.S., and China.  We are making steady progress in key developing markets in Asia, the Middle East, Latin America and Africa, and we continue to see robust demand for our solar energy solutions products and services across all geographies and market segments.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “Our second quarter financial results clearly reflect our focus on profitable module sales over module volume and our emphasis on our higher margin total solutions business.  Our revenue, MW shipment and net income for the second quarter of 2014 all set quarterly records for the company.  This improvement underscores our focus on becoming the industry’s most profitable company.  We ended the second quarter with $788.3 million in cash, cash equivalents and restricted cash.  This continues to give us a considerable advantage as we pursue higher margin solar module and utility-scale project opportunities in our target markets, and work to build shareholder value.”

Utility Scale Project Pipeline Update

At the end of June 2014, the Company had a pipeline of late stage utility-scale solar projects totaling approximately 1.3 GW DC.  These projects include owned and joint-venture projects as well as projects where the Company provides EPC services.

In Canada, during the second quarter of 2014, the Company closed the sale of the 10 MW AC Val Caron solar power plant valued at over C$60 million to One West Holdings Ltd., an affiliate of Concord Green Energy.  Currently eight of the Company’s projects in Ontario are in commercial operation. Three of them have already been sold to investors and part of their revenue has been captured in the previous quarters, while five of them are pending completion of sale to investors. Also in Canada, during the second quarter of 2014, the Company entered into an EPC agreement with Kingston Solar LP, a solar energy partnership formed by Samsung for the construction of a 140 MW DC utility-scale solar energy plant in Kingston, Ontario.  The EPC agreement is expected to generate revenue of over C$300 million for Canadian Solar.  The Company’s late stage solar project pipeline in Ontario, Canada, now stands at approximately 534.8 MW DC, representing a revenue opportunity of approximately C$1.8 billion once the projects are built and revenue can be recognized under US-GAAP rules.

The following table summarizes the status of the Company’s solar projects in Ontario, Canada at as of August 13, 2014:

Canadian Solar Developed	MWDC	Status	COD(1)
Liskeard 1, 3 and 4	42.0	L3 & L4 in Commercial Operation, and L1 in Construction	L1: 2014 Q4
William Rutley	13.9	Commercial Operation	—
Alfred	13.6	Permitting	2015 Q2
Foto Light LP	14.0	In Construction	2014 Q4
Illumination LP	14.0	Engineering	2015 Q2
Gold Light LP	14.0	In Construction	2014 Q4
Beam Light LP	14.0	Engineering	2015 Q2
Earth Light LP	14.0	Engineering	2015 Q2
Lunar Light LP	14.0	Engineering	2015 Q2
Discovery Light LP	11.6	In Construction	2014 Q4
Sparkle Light LP	14.0	In Construction	2014 Q4
GlenArm LP	14.0	In Construction	2014 Q4
Good Light LP	14.0	Commercial Operation	—
Aria LP	12.6	Engineering	2015 Q2
Ray Light LP	14.0	In Construction	2014 Q3
Mighty Solar LP	14.0	Commercial Operation	—
City Lights LP	14.0	In Construction	2014 Q4
Taylor Kidd	14.0	Commercial Operation	—
Demorestville	14.0	Commercial Operation	—
Oro-Medonte 4	11.5	In Construction	2014 Q4
Westbrook	14.0	Commercial Operation	—
Total Canadian Solar Developed (SALE NOT CLOSED)	315.2

3rd Party Developed (EPC)	MWDC	Status
Penn Energy 1, 2 & 3	39.0	In Construction	2014 Q3
Samsung Phase I	129.8	In Construction	2015 Q1
Samsung Phase II	140.0	Engineering	2015 Q3
Total EPC Projects	308.8
MW Recognized into Revenue in Prior Quarters	89.2
Total Canadian Project Backlog	534.8

(1) Commercial Operation Date.

In the United States, at the end of the second quarter 2014, the Company’s late stage, utility-scale solar power project pipeline totaled approximately 105.8 MW DC compared to 151.5 MW DC at the end of the first quarter of 2014. During the second quarter the Company completed construction of 12.4 MW DC and sold projects totaling 28 MW DC that were still under development. The Company plans to expand its pipeline in the US through self-development and through joint-venture agreements in the quarters ahead.

In Japan, during the second quarter of 2014, the Company increased its utility-scale solar power project pipeline to 405.5 MW DC. The Company’s project development activities in Japan are progressing well despite the delay of the permitting process sometimes experienced at the prefecture and county levels. The Company continues to expect to grow its project pipeline to 600MW by the end of this year. The Company has started the construction of its first ground mounted utility-scale project in Japan, totaling 1.2 MW DC, which is expected to reach commercial operation in September of 2014. In addition, the Company has started civil works on a 24MW DC project in Japan and plans to start construction of an additional nine projects totaling 18 MW DC in the third and fourth quarters of 2014.

In China, the Company expects to start construction on three projects totaling 80MW DC in the third quarter of 2014, based on current permitting schedule.  In addition, the Company continues to pursue more project opportunities.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, global and local financing environment as well as uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the third quarter of 2014, the Company expects module shipments to be in the range of approximately 720 MW to 750 MW.  Total revenue for the third quarter of 2014 is expected to be in the range of $760 million to $810 million, with gross margin expected to be between 19% and 21%.

The estimated COD of all of the Company’s late-stage projects in Canada, the US, Japan and China is subject to change without notice as a result of delays in permitting and construction, among other risk factors.  The acceptance testing and closing process for projects only starts after COD.  The length of acceptance testing may be affected by solar radiation levels and other weather conditions.  As a result, the transfer of ownership to end customers may not always occur in the same quarter as COD.  The Company’s business outlook for the third quarter of 2014 includes the expectation of completion of sales and revenue recognition for at least four utility-scale power projects in Canada.  For the reasons noted, however, there is a risk that that actual results may differ from current management expectations.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Clearly, Canadian Solar remains one of the strongest companies in the solar industry space.  We have reached this position by focusing our attention and efforts on maintaining an industry-leading cost position, improving the quality and efficiency of our solar modules, and differentiating our business model through selective investment in utility-scale solar power project opportunities in low risk regions.  Our results for the quarter and guidance for the third quarter are a testament to the successful execution of this strategy.  Despite some near-term turbulence as a result of trade disputes and policy uncertainty, we continue to experience strong demand for our products in all key regions and expect reasonably strong global market demand growth during the remainder of 2014.  We expect Japan, Canada, China, Europe and the US, among others, to remain healthy markets for us through the end of 2014 and beyond.  On the total solutions business front, we expect to continue our steady progress.  All but one of our projects in Ontario are now fully permitted, and eight of them are in commercial operation and others are moving well in construction.  This gives us confidence that we are well positioned to deliver record results to our shareholders in the quarters ahead. The recent launch of several YieldCos has increased demand for our solar power plants and we are already seeing higher prices for our projects. With respect to the possibility of Canadian Solar launching its own YieldCo, we are evaluating options in the context of our existing late-stage pipeline and we expect to be in a position to make a decision by early 2015.”

Recent Developments

On August 12, 2014 Canadian Solar announced that it increased the size of its board of directors from four to five directors and appointed Andrew (Luen Cheung) Wong as an independent director of the Company.

On August 12, 2014 Canadian Solar announced that the Company executed a 44 MWp module sales agreement with affiliates of Entropy Investment Management, LLC and Entropy Solar Integrators, LLC (“Entropy”). Entropy will construct seven solar farms in North Carolina in 2014 using high efficient Canadian Solar CS6X-P PV module series.

On August 5, 2014, Canadian Solar announced that it supplied 4 MW of modules for the Spanish Town Estate Solar project, located in St. Croix, in the U.S. Virgin Islands, that was recently acquired by NRG Energy Inc.

On July 7, 2014, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., completed the sale of the 10 MW AC Val Caron solar power plant valued at over C$60 million to One West Holdings Ltd., an affiliate of Concord Green Energy.  The Val Caron 10 MW AC solar power plant is located in the city of Greater Sudbury, Ontario.

On June 30, 2014, Canadian Solar announced that it signed a sales contract to supply 12.6MW of photovoltaic modules to Kayseri Organized Industry Zone (“KOIZ”) and a consortium of companies in KOIZ, (BESLER Tekstil San. ve Tic. A.S and HASCELIK Group of companies- Hascelik Cable, Coreal Cable and Metal Matris) for a solar power project located in Kayseri, Turkey.

On June 26, 2014, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., had entered into an EPC agreement with Kingston Solar LP, a solar energy partnership formed by Samsung, for the construction of a 140 MW DC (100 MW AC) utility-scale solar energy farm.  The EPC agreement is expected to generate revenue of over C$300 million for Canadian Solar.  The construction of the utility-scale solar energy farm will begin in the third quarter of 2014 and is expected to be fully operational in the third quarter of 2015.  This is Canadian Solar’s second EPC agreement in connection with a Samsung solar project and represents Phase II of Samsung’s Green Energy Investment Agreement (“GEIA”) solar project development in Ontario, totaling 300MW AC. This follows the Phase I agreement, announced on June 10, 2013, for Canadian Solar to build the 130 MW DC Grand Renewable Energy Park in Haldimand County.

On June 26, 2014, Canadian Solar announced that it held its 2014 Annual Meeting of Shareholders on June 23, 2014.  Each of the proposals submitted for shareholder approval was approved.

On May 27, 2014, Canadian Solar announced that it had entered into an agreement with GCL-Poly Solar System Integration (China) Co., Ltd., a subsidiary of GCL-Poly Energy Holdings Limited (“GCL”, stock code: 3800.HK), to establish a joint venture to build a manufacturing plant to produce crystalline silicon solar cells in Funing, Jiangsu Province, China.  Under the terms of the agreement, Canadian Solar will own 80% and GCL will own 20% of the equity in the joint venture.

On May 27, 2014, Canadian Solar announced that it was selected to power The Colleton Solar Farm, South Carolina’s first solar farm, located near Walterboro, South Carolina owned and operated by TIG Energy I, LLC, a member of The InterTech Group, Inc.

Conference Call Information

The Company will hold its conference call on Wednesday August 13, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., August 13, 2014 in Hong Kong). The dial-in number for the live conference call is 1-800-591-6942 or +1-617-614-4909, with passcode 79569618. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 3 hours after the conclusion of the call until 11:00 p.m. on August 20, 2014, U.S. Eastern Time (11:00 a.m., August 21, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or 1-888-286-8010 and entering the passcode 95859320. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 7 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013

Net revenues	$623,769	$466,324	$380,380	$1,090,093	$643,990
Cost of revenues	505,539	397,716	331,708	903,255	569,761

Gross profit	118,230	68,608	48,672	186,838	74,229

Operating expenses:
Selling expenses	29,466	24,746	19,950	54,212	38,722
General and administrative expenses	18,152	14,740	13,450	32,892	(223)
Research and development expenses	2,913	2,548	3,041	5,461	5,483
Total operating expenses	50,531	42,034	36,441	92,565	43,982

Income from operations	67,699	26,574	12,231	94,273	30,247
Other expenses:
Interest expense	(12,790)	(12,031)	(9,896)	(24,821)	(24,528)
Interest income	3,565	2,840	3,183	6,405	6,448
Gain (loss) on change in foreign currency derivatives	(3,173)	(7,407)	1,753	(10,580)	3,436
Foreign exchange gain (loss)	7,585	873	(20,465)	8,458	(35,217)
Others	601	47	—	648	—
Other expenses, net	(4,212)	(15,678)	(25,425)	(19,890)	(49,861)

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	63,487	10,896	(13,194)	74,383	(19,614)
Income tax (expense) benefit	(8,251)	(7,345)	5,064	(15,596)	8,431
Equity in earnings (loss) of unconsolidated investees	(114)	521	205	407	(660)
Net income (loss)	55,122	4,072	(7,925)	59,194	(11,843)

Less: Net income (loss) attributable to non-controlling interests	(661)	289	4,678	(372)	5,137

Net income (loss) attributable to Canadian Solar Inc.	$55,783	$3,783	$(12,603)	$59,566	$(16,980)

Earnings (loss) per share - basic	$1.02	$0.07	$(0.29)	$1.11	$(0.39)
Shares used in computation - basic	54,814,478	52,638,946	43,909,194	53,732,722	43,604,111
Earnings (loss) per share - diluted	$0.95	$0.07	$(0.29)	$1.05	$(0.39)
Shares used in computation - diluted	60,058,364	55,176,154	43,909,194	58,383,967	43,604,111

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Net Income (loss)	55,122	4,072	(7,925)	59,194	(11,843)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	7,867	(11,985)	1,906	(4,118)	(71)
Comprehensive income (loss)	62,989	(7,913)	(6,019)	55,076	(11,914)
Less: comprehensive income (loss) attributable to non-controlling interests	(619)	86	479	(533)	382
Comprehensive income (loss) attributable to Canadian Solar Inc.	63,608	(7,999)	(6,498)	55,609	(12,296)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$341,275	$228,250
Restricted cash	417,204	451,153
Accounts receivable trade, net	382,774	280,694
Accounts receivable, unbilled	29,115	13,947
Amount due from related parties	10,863	4,689
Inventories	441,701	231,158
Value added tax recoverable	22,069	15,705
Advances to suppliers - current	38,434	42,028
Foreign currency derivative assets	1,329	7,323
Project assets - current	421,947	344,162
Prepaid expenses and other current assets	162,059	100,247
Total current assets	2,268,770	1,719,356
Restricted cash	29,816	—
Property, plant and equipment, net	381,155	407,605
Deferred tax assets, net	64,558	62,950
Prepaid land use right	18,407	18,776
Investments in affiliates	34,515	34,070
Intangible assets, net	5,655	5,657
Project assets - non-current	149,598	160,836
Other non-current assets	45,878	44,485
TOTAL ASSETS	$2,998,352	$2,453,735

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities:
Short-term borrowings	$876,269	$778,513
Accounts and notes payable	756,153	639,376
Amounts due to related parties	21,771	19,872
Other payables	95,734	101,266
Advances from customers	77,889	75,328
Foreign currency derivative liabilities	4,344	597
Other current liabilities	194,358	163,407
Total current liabilities	2,026,518	1,778,359
Accrued warranty costs	47,432	40,605
Convertible notes	150,000	—
Long-term borrowings	150,098	151,392
Liability for uncertain tax positions	15,405	17,192
Deferred tax liabilities - non-current	6,477	24,044
Loss contingency accruals	29,344	29,698
TOTAL LIABILITIES	2,425,274	2,041,290

Redeemable non-controlling interest	2,727	10,948

Equity:
Common shares	672,517	561,242
Additional paid-in capital	(29,618)	(32,121)
Accumulated deficit	(132,937)	(192,503)
Accumulated other comprehensive income	49,953	53,910
Total Canadian Solar Inc. shareholders’ equity	559,915	390,528
Non-controlling interests in subsidiaries	10,436	10,969
TOTAL EQUITY	570,351	401,497

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$2,998,352	$2,453,735